CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$1,152,000	$64.28

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated March 26, 2009

(To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-145845

100% Principal Protection Callable Step-Up Notes

Income Strategies to Complement Traditional Fixed Income Investments

Barclays Bank PLC $1,152,000 Notes due March 31, 2014

Investment Description

These 100% Principal Protection Callable Step-Up Notes (the “Notes”) provide 100% principal protection if held to maturity. The Notes provide the investor with a semi-annual coupon which will increase over the term of the Notes. The Initial Coupon Rate has been set at 3.30%, but the Coupon Rate will then increase by 0.50% annually, as described in “Coupon Rate” below. We may redeem the Notes on any Interest Payment Date on or after March 31, 2010, for 100% of their principal amount, together with any accrued but unpaid interest, as more fully described below. Principal protection only applies if the Notes are held to maturity. Any payment on the Notes, including any principal protection feature, is subject to the credit worthiness of the Issuer. The Notes are offered at a minimum investment of $1,000.

Features

❑	Income: The Notes pay interest semi-annually at a per annum rate that will increase each year as long as the Notes are not called by the Issuer.

❑

Core Investment Opportunity: Because the interest payments on the Notes increase each year, the Notes may help to protect your portfolio (relative to a fixed rate note with no step-up coupon) from the effects of rising interest rates over time.

❑	Principal Protection Feature: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.

Key Dates

Trade Date	March 26, 2009

Settlement Date	March 31, 2009

Interest Payment Dates	Semi-annually on the last Business Day of March and September of each year, commencing September 30, 2009

First Call Date	March 31, 2010

Maturity Date	March 31, 2014, subject to Issuer exercising the Issuer Call Option

CUSIP	06738QZ68

ISIN	US06738QZ689

See “Additional Information about Barclays Bank PLC and the Notes” on page PS-2 of this pricing supplement. The Notes will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and this pricing supplement. Investment in the Notes involves certain risks. See “Key Risks” on page PS-5 of this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not be listed on any U.S. securities exchange or quotation system. See “Risk Factors—Lack of Liquidity” on page PS-5.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	2.00%	98.00%
Total	$1,152,000	$23,040	$1,128,960

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009, relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

♦	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a coupon that will increase at fixed intervals over the term of the Notes, provided they are not called.

♦	You seek an investment that offers 100% principal protection if the Notes are held to maturity.

♦	You are willing to hold the Notes to maturity, and are aware that there may be little or no secondary market for the Notes.

♦	You are comfortable holding Notes that are callable by the Issuer, and are willing to assume any related reinvestment risk.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦	You are uncomfortable holding Notes with a coupon that will increase at fixed intervals, provided they are not called, and would prefer to hold a note with a single, fixed coupon.

♦	You seek an investment for which there will be an active secondary market.

♦	You are unable or unwilling to hold the Notes until maturity.

♦	You are not comfortable investing in Notes that are callable by the Issuer or do not want to assume any related reinvestment risk.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page PS-5 of this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for risks related to investing in the Notes.

Final Terms

Issuer:	Barclays Bank PLC (AA-/Aa3)[1]
Principal Amount:	$1,152,000
Issue Price:	$1,000 per Note
Term:	5 years, subject to the Issuer’s Call Option
Initial Coupon:	The Initial Coupon is 3.30%
Coupon Rate:

From and including March 31, 2009 to but excluding March 31, 2010: 3.30%

From and including March 31, 2010 to but excluding March 31, 2011: 3.80%

From and including March 31, 2011 to but excluding March 31, 2012: 4.30%

From and including March 31, 2012 to but excluding March 31, 2013: 4.80%

From and including March 31, 2013 to but excluding the Maturity Date: 5.30%

Interest Payment Dates:	Semi-annually on the last Business Day of March and September of each year, commencing September 30, 2009, and ending on the Maturity Date
Daycount Basis/ Business Day Convention:	30/360, unadjusted following
Issuer’s Call Option:	The Issuer has the right, on every Interest Payment Date commencing on or after March 31, 2010, upon giving 5 Business Days prior notice to the investor, to call the Notes in whole or in part at the Redemption Price plus any accrued and unpaid interest thereon. All amounts that may otherwise be payable following the call date shall cease to accrue. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.
Denominations:	$1,000 and integral multiples thereof.
Redemption Price:	100% of the issue price per Note
Principal Protection:	100% if held to maturity or the call date, as applicable
Business Days:	New York
Calculation Agent:	Barclays Bank PLC
CUSIP:	06738QZ68
ISIN:	US06738QZ689

Note Offering

We are offering 100% Principal Protection Callable Step-Up Notes, the “Notes.”

You will receive interest payments based on the applicable Coupon Rate payable semi-annually in arrears on the last Business Day of March and September of each year, commencing September 30, 2009 (each such date an “Interest Payment Date”). Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The interest payable on any Interest Payment Date will depend on the Coupon Rate:

Step 1: Determine the applicable Coupon Rate

The interest rate applicable to the Notes will be increased at fixed intervals over their term. On the Settlement Date, the Coupon Rate will equal the Initial Coupon, which has been set at 3.30% per annum. Thereafter, the Coupon Rate will increase by 50 basis points (0.50%) on each anniversary of the Settlement Date.

Step 2: Calculate the amount of interest to be paid on the Notes

The amount of interest to be paid on the Notes for a semi-annual Interest Payment Date is equal to the product of (a) the principal amount of the Notes, (b) the applicable Coupon Rate for that semi-annual Interest Payment Date and (c) 180/360 (with respect to each semi-annual period, based on a 30/360 daycount basis).

[1]

The Notes are expected to carry the same rating as the Issuer’s Medium-Term Note Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of How the Interest Amount is Calculated

The below table illustrates how the amount of interest payable on an Interest Payment Date will vary with the increases in the Coupon Rate, and illustrates how the interest payment will increase, provided the Notes are not called. The examples in the below table are based on an Initial Coupon of 3.30% and illustrates how the interest payment will increase if the Notes are not called prior to the Maturity Date. The Coupon Rate will increase by 50 basis points (0.50%) on each anniversary of the Settlement Date, and the daycount basis will equal a 360 day year consisting of twelve 30-day months, which translates into a 180/360 daycount basis with respect to the semi-annual Interest Payment Dates. Numbers in the table below have been rounded for ease of analysis.

Year*	Coupon Rate	Daycount Basis	Effective Interest Rate for a Semi- Annual Interest Payment Date**	Interest Amount per $1,000 Note on an Interest Payment Date***
1	3.300%	180/360	1.650%	$16.50
2	3.800%	180/360	1.900%	$19.00
3	4.300%	180/360	2.150%	$21.50
4	4.800%	180/360	2.400%	$24.00
5	5.300%	180/360	2.650%	$26.50

*	Payment examples after Year 1 assume that the Notes have not been called prior to such year.
**	Effective Interest Rate for an Interest Payment Date equals the Coupon Rate multiplied by the Daycount Basis of 180/360.
***	The interest amount payable on an Interest Payment Date per $1,000 Note is equal to $1,000 multiplied by the Effective Interest Rate for that Interest Payment Date.

Since the Notes are callable on any Interest Payment Date on or after March 31, 2010, the annual internal rate of return (the “IRR”) for the Notes will vary if the Notes are called by the Issuer. Based on an Initial Coupon of 3.30%:

♦	if the Notes are called on the first call date (March 31, 2010), the IRR for the Notes would equal 3.300000%;

♦	if the Notes are called on September 30, 2010, the IRR for the Notes would equal 3.463813%;

♦	if the Notes are called on March 31, 2011, the IRR for the Notes would equal 3.545607%;

♦	if the Notes are called on September 30, 2011, the IRR for the Notes would equal 3.690875%;

♦	if the Notes are called on March 31, 2012, the IRR for the Notes would equal 3.787496%;

♦	if the Notes are called on September 30, 2012, the IRR for the Notes would equal 3.923463%;

♦	if the Notes are called on March 31, 2013, the IRR for the Notes would equal 4.025104%; and

♦	if the Notes are called on September 30, 2013, the IRR for the Notes would equal 4.154680%.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally, set forth in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors prior to investing in the Notes.

♦

The Notes are intended to be held to maturity unless called by the Issuer prior to maturity—You may receive less, and possibly significantly less, than the amount you originally invested if you sell your Notes prior to maturity. You should be willing to hold your Notes to maturity.

♦

Principal protection only applies if you hold the Notes to maturity—You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount.

♦

Market factors may influence whether we exercise our right to call the Notes prior to their scheduled maturity—It is possible that we will call the Notes prior to the Maturity Date. For example, if interest rates were to decline in the future, it is more likely that your Notes will be called prior to maturity. In this instance, your return potential on the Notes is limited by our right to call the Notes prior to the Maturity Date.

♦

Reinvestment Risk—If your Notes are called early, there is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

♦

Issuer credit risk—The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices—Assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Bank PLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Barclays Bank PLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

♦

Lack of liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦

Potential conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Many economic and market Factors will impact the value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the time to maturity of the Notes;

♦	interest rate volatility and interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

The Notes are not insured by the FDIC or any other governmental agency—The Notes are not deposit liabilities of Barclays, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States or any other jurisdiction.

♦

Potentially inconsistent research, opinions or recommendations by Barclays Bank PLC, UBS—Barclays Bank PLC and UBS and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the market value of the Notes.

What are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes, the discussion that follows so assumes, and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment. Each holder will agree to treat the Notes in the manner described below for U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham and Taft, LLP, special U.S. tax counsel to us, the Notes should be treated in accordance with this approach.

The Notes have a stated maturity of five years and provide for a fixed rate of interest that increases in subsequent periods. To determine whether a debt instrument (such as a Note) is issued with “original issue discount” (“OID”) for U.S. federal income tax purposes, the Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument. The yield on the Notes would be minimized if we call the Notes immediately before the increase in the Coupon Rate on April 2, 2010. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to call or not to call the Notes at any time. Because we are deemed to call the Note prior to an increase in the Coupon Rate, the Notes would be treated as bearing interest at the Initial Coupon rate and having a maturity of one year, and would not be treated as issued with OID. If we do not call the Notes prior to the first increase in the Coupon Rate then, solely for OID purposes, the Note will be deemed to be reissued at their adjusted issue price on the First Call Date. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to each subsequent increase in the Coupon Rate with the result that the Notes should never be treated as issued with OID for federal income tax purposes.

Under this approach, the coupon on a Note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the Notes).

Upon the disposition of a Note by sale, exchange, redemption or repayment (i.e., if we exercise our right to call the Notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. holder. Capital gain of individual taxpayers from the sale, exchange, redemption, repayment or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, repayment or other disposition of a Note is subject to limitations.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. and UBS Financial Services Inc. (together referred to as the “Agents”), and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that is indicated on the cover of this pricing supplement.